Mail Stop 3561

July 7, 2006

Mr. Joseph A. Merkel, President
American Antiquities, Inc.
2531 Jackson Road, Suite 177
Ann Arbor, MI 48103

> **Re:**   **American Antiquities, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form SB-2**
> **Filed June 1, 2006**
> **File No. 333-130446**

Dear Mr. Merkel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Prospectus

1. We reissue in part our prior comment 2 from our letter dated May 17, 2006. Please clearly indicate that the offering expenses will be paid from the proceeds raised in this offering.

Use of Proceeds, page 18

2. In footnote one to the table, please disclose how the offering expenses would be reduced for each level of funding.

Executive Compensation, page 26

3. We note your response to our prior comment 6 and we reissue in part our prior comment. In the prospectus, please include the disclosure that you provided in your response. Please disclose whether all payments and expenses due to the officers of the company will be paid from the proceeds of the offering. Please update the use of proceeds section accordingly.

Other Regulatory

4. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Also, please provide a currently dated consent with any amendment to the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at (202) 551-3872 if you have questions regarding the financial statements and related matters. Questions on other disclosure issues may be directed to Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233.

Sincerely,

John Reynolds
Assistant Director

Cc: Jody Walker, Esq.
        Fax: (303) 220-9902